Exhibit 99.1

SAIC GENERAL MOTORS CORP., LTD.
(F.K.A. SHANGHAI GENERAL MOTORS CORP., LTD.) AND SUBSIDIARIES

Consolidated Financial Statements as of and for the Years Ended
December 31, 2015 and 2014 and Independent Auditors’ Report

SAIC GENERAL MOTORS CORP., LTD. and SUBSIDIARIES

CONTENTS	PAGE(S)

INDEPENDENT AUDITORS' REPORT	1 - 2

CONSOLIDATED BALANCE SHEETS	3 - 4

CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME	5

CONSOLIDATED STATEMENTS OF EQUITY	6

CONSOLIDATED STATEMENTS OF CASH FLOWS	7 - 8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	9 - 19

DTT(A)(16)U0002

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
SAIC General Motors Corp., Ltd.:

We have audited the accompanying consolidated financial statements of SAIC General Motors Corp., Ltd. (f.k.a. Shanghai General Motors Corp., Ltd.) and its subsidiaries (the "Company"), which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of income and comprehensive income, equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SAIC General Motors Corp., Ltd. and its subsidiaries as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The accompanying consolidated statements of income and comprehensive income, equity, and cash flows of SAIC General Motors Corp., Ltd. and its subsidiaries for the year ended December 31, 2013 were not audited, reviewed, or compiled by us in accordance with the standards of the American Institute of Certified Public Accountants and, accordingly, we do not express an opinion or any other form of assurance on them.

/s/ DELOITTE TOUCHE TOHMATSU CERTIFIED PUBLIC ACCOUNTANTS LLP
Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, China
January 27, 2016

SAIC GENERAL MOTORS CORP., LTD. AND SUBSIDIARIES
Consolidated Balance Sheets
(Expressed in Renminbi)

ASSETS
	December 31
	2015	2014
Current assets:
Cash and cash equivalents (note 1(e))	23,583,750,107	29,928,965,404
Trade accounts, net of allowance
for doubtful accounts of 1,762,790 and
2,115,458 for 2015 and 2014, respectively	18,653,079	18,591,305
Due from related parties (note 8)	11,484,457,813	452,123,382
Inventories (note 2)	5,767,903,628	5,777,810,936
Deferred tax assets (note 7)	1,004,934,862	1,155,632,168
Other current assets	532,749,502	349,579,831

Total current assets	42,392,448,991	37,682,703,026

Non-current assets:
Equity in net assets of nonconsolidated
affiliates (note 3)	2,427,613,212	1,988,298,337
Prepaid land use rights (note 1 (n))	3,732,362,617	3,584,035,633
Property, plant and equipment, net (note 4)	38,180,494,024	33,040,925,732
Intangible assets (note 5)	3,170,622,312	2,819,313,958
Goodwill (note 1 (m))	367,474,296	367,474,296
Deferred tax assets (note 7)	1,502,697,674	1,090,356,832
Other non-current assets	23,189,666	34,433,508

Total non-current assets	49,404,453,801	42,924,838,296

Total assets	91,796,902,792	80,607,541,322

		(Continued)

See accompanying notes to the consolidated financial statements.

SAIC GENERAL MOTORS CORP., LTD. AND SUBSIDIARIES
Consolidated Balance Sheets
(Expressed in Renminbi)

LIABILITIES AND EQUITY
	December 31
	2015	2014
Current liabilities:
Trade accounts payable	29,803,717,918	25,880,650,287
Due to related parties (note 8)	10,826,457,662	10,894,056,510
Payroll payable	3,363,424,411	2,555,197,206
Income taxes payable	3,512,951,655	1,503,481,721
Dividends payable	2,534,187,396	1,680,939,212
Other current liabilities	3,722,989,563	1,696,629,011

Total current liabilities	53,763,728,605	44,210,953,947

Long-term liabilities:
Accrued and other long-term liabilities	188,234,059	114,533,730

Total liabilities	53,951,962,664	44,325,487,677

Commitment and contingencies (note 9)

Equity
Statutory capital	8,802,006,138	8,802,006,138
Additional paid-in capital	1,174,131	1,174,131
Retained earnings	23,338,020,279	21,017,323,468

Total SAIC General Motors Corp., Ltd.'s equity	32,141,200,548	29,820,503,737
Non-controlling interests	5,703,739,580	6,461,549,908

Total equity	37,844,940,128	36,282,053,645

Total liabilities and equity	91,796,902,792	80,607,541,322

See accompanying notes to consolidated financial statements.

SAIC GENERAL MOTORS CORP., LTD AND SUBSIDIARIES
Consolidated Statements of Income and Comprehensive Income
(Expressed in Renminbi)

	Year ended December 31
	2015	2014	2013
			(Unaudited)

Net sales	168,716,257,269	157,884,662,493	137,074,915,423

Cost of goods sold	(137,347,334,128)	(129,155,500,543)	(114,068,810,611)

Gross profit	31,368,923,141	28,729,161,950	23,006,104,812

Selling, general and administrative expenses	(6,761,117,080)	(7,122,923,845)	(6,386,176,602)

Operating profit	24,607,806,061	21,606,238,105	16,619,928,210

Interest income	428,504,304	755,400,797	704,441,862
Other income and expense, net	(124,957,109)	14,937,405	149,215,473

Income before income taxes and equity income	24,911,353,256	22,376,576,307	17,473,585,545

Income tax expense (note 7)	(5,881,350,456)	(5,136,447,549)	(4,152,525,185)
Equity income, net of tax	451,723,297	389,419,130	374,871,211

Net income and comprehensive income	19,481,726,097	17,629,547,888	13,695,931,571

Net income and comprehensive income
attributable to non-controlling interests	(3,061,024,429)	(3,019,100,786)	(2,203,957,931)

Net income and comprehensive income
attributable to shareholders	16,420,701,668	14,610,447,102	11,491,973,640

See accompanying notes to consolidated financial statements.

SAIC GENERAL MOTORS CORP., LTD AND SUBSIDIARIES
Consolidated Statements of Equity
(Expressed in Renminbi)

		Additional
	Statutory	paid-in	Retained	Non-controlling	Total
	capital	capital	earnings	interests	equity

Balance at January 1, 2013
(Unaudited)	8,802,006,138	1,174,131	8,806,188,950	6,570,587,678	24,179,956,897

Net Income and comprehensive income
(Unaudited)	—	—	11,491,973,640	2,203,957,931	13,695,931,571

Dividends Declared
(Unaudited)	—	—	(2,384,734,513)	(2,485,899,485)	(4,870,633,998)

Balance at December 31, 2013
(Unaudited)	8,802,006,138	1,174,131	17,913,428,077	6,288,646,124	33,005,254,470

Net Income and comprehensive income	—	—	14,610,447,102	3,019,100,786	17,629,547,888

Dividends Declared	—	—	(11,506,551,711)	(2,846,197,002)	(14,352,748,713)

Balance at December 31, 2014	8,802,006,138	1,174,131	21,017,323,468	6,461,549,908	36,282,053,645

Net Income and comprehensive income	—	—	16,420,701,668	3,061,024,429	19,481,726,097

Dividends Declared	—	—	(14,100,004,857)	(3,818,834,757)	(17,918,839,614)

Balance at December 31, 2015	8,802,006,138	1,174,131	23,338,020,279	5,703,739,580	37,844,940,128

See accompanying notes to consolidated financial statements.

SAIC GENERAL MOTORS CORP., LTD AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Expressed in Renminbi)

	Year ended December 31
	2015	2014	2013
			(Unaudited)
Cash flows from operating activities:
Net income	19,481,726,097	17,629,547,888	13,695,931,571
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation	5,549,988,627	3,889,243,783	3,376,619,276
Amortization	153,542,616	213,867,004	255,314,399
Provision (benefit) for deferred taxes	(261,643,536)	(530,482,621)	(142,127,053)
(Increase) decrease in
trade and other receivables	(11,205,018,641)	259,484,582	181,850,354
(Increase) decrease in inventories	(62,310,471)	(1,838,408,783)	264,896,010
Increase (decrease)
in trade and other payables	8,233,386,388	(599,753,710)	13,890,448,721
Other operating activities	(355,053,347)	(363,436,849)	(413,829,888)

Net cash provided by operating activities	21,534,617,733	18,660,061,294	31,109,103,390

SAIC GENERAL MOTORS CORP., LTD AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Expressed in Renminbi)

	Year ended December 31
	2015	2014	2013
			(Unaudited)
Investing activities:
Proceeds from sale of property,
plant and equipment	11,660,085	14,556,229	46,553,686
Purchase of assets	(10,821,306,185)	(10,703,711,804)	(8,713,205,001)

Net cash used in investing activities	(10,809,646,100)	(10,689,155,575)	(8,666,651,315)

Financing activities:
Dividends paid	(17,065,591,430)	(13,906,333,328)	(15,493,830,002)
Payments on capital leases	(4,595,500)	(5,055,100)	(5,514,600)

Net cash used in financing activities	(17,070,186,930)	(13,911,388,428)	(15,499,344,602)

Net (decrease) / increase
in cash and cash equivalents	(6,345,215,297)	(5,940,482,709)	6,943,107,473

Cash and cash equivalents at the beginning
of the year	29,928,965,404	35,869,448,113	28,926,340,640

Cash and cash equivalents at the end of the year	23,583,750,107	29,928,965,404	35,869,448,113

Supplemental information:
Income taxes paid	4,133,524,058	4,742,570,852	2,126,991,441

Non-cash investing activities:
Increase in payables relating to
purchase of assets	542,110,845	3,576,790,216	1,159,984,445

See accompanying notes to consolidated financial statements.

SAIC GENERAL MOTORS CORP., LTD AND SUBSIDIARIES
December 31, 2015, 2014 and 2013 (unaudited)
Notes to The Consolidated Financial Statements

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

(a)	Description of Business

SAIC General Motors Corp., Ltd. (f.k.a Shanghai General Motors Corp., Ltd.) (the "Company") was established in Shanghai, People's Republic of China ("PRC") by SAIC Motor Corporation Limited ("SAIC") with General Motors China, Inc. and General Motors (China) Investment Corp., Ltd. as a Sino-foreign equity joint venture. The Company was established on May 16, 1997 with an operating period of 30 years. The Company and subsidiaries mainly engages in the manufacturing and selling of vehicles, engines, transmissions, and their components and parts.

As of December 31, 2015, the Company's subsidiaries include SAIC GM Dong Yue Motors Co., Ltd. (f.k.a. Shanghai GM Dong Yue Motors Co., Ltd.) ("DY"), SAIC GM Dong Yue Powertrain Co., Ltd. (f.k.a. Shanghai GM Dong Yue Powertrain Co., Ltd.) ("PT") and SAIC GM (Shenyang) Norsom Motors Co., Ltd. (f.k.a. Shanghai GM (Shenyang) Norsom Motors Co., Ltd.) ("Norsom").

(b)	Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

(c)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and its controlled subsidiaries. The Company has no involvement with variable interest entities. The Company's share of earnings or losses of nonconsolidated affiliates is included in the consolidated operating results using the equity method of accounting when the Company is able to exercise significant influence over the operating and financial decisions of the affiliates. All intercompany balances and transactions have been eliminated in consolidation.

Details of the subsidiaries who are controlled by the Company and whose financial statements are consolidated are as follows:

Name of the entity	Ownership percentage	Date of acquisition
DY	50%	February 10, 2003
PT	50%	March 7, 2004
Norsom	50%	July 19, 2004

(d)	Use of estimates

The consolidated financial statements are prepared in conformity with US GAAP, which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses in the periods presented. The Company believes that the accounting estimates employed are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual results could

SAIC GENERAL MOTORS CORP., LTD AND SUBSIDIARIES
December 31, 2015, 2014 and 2013 (unaudited)
Notes to The Consolidated Financial Statements

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

differ from the original estimates, requiring adjustments to these balances in future periods.

(e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and in banks, and time deposits with financial institutions that are short-term in nature and available at any time, and money market funds which are short-term and highly-liquid investments with original maturities of 90 days or less. The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The Company deposits most of its cash in PRC state-owned banks and Shanghai Automotive Industrial Group Finance Co., Ltd ("SAIC-Finance"), a SAIC related party.

(f)	Inventories

Inventories are stated at lower of cost or market. Market, which represents selling price less cost to sell, considers general market and economic conditions, periodic reviews of current profitability of vehicles and the effect of current incentive offers at the balance sheet date. Productive material, work-in-process, supplies and service parts are reviewed to determine if inventory quantities are in excess of forecasted usage, or if they have become obsolete.

(g)	Fair Value Measurements

A three-level valuation hierarchy, based upon observable and unobservable inputs, is used for fair value measurements. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions based on the best evidence available. These two types of inputs create the following fair value hierarchy:

•	Level 1 - Quoted prices for identical instruments in active markets;

•
Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose significant inputs are observable; and

•	Level 3 - Instruments whose significant inputs are unobservable.

Financial instruments are transferred in and/or out of Level 1, 2 or 3 at the beginning of the accounting period in which there is a change in the valuation inputs.

The Company believes the fair value of its financial instruments, principally cash and cash equivalents, trade accounts receivable and trade accounts payable, approximate their recorded values due to the short-term nature of the instruments or interest rates, which are comparable with current rates.

(h)	Equity in net assets of nonconsolidated affiliates

Nonconsolidated affiliates are entities in which an equity ownership interest is maintained and for which the equity method of accounting is used, due to the ability to exert significant influence over their operating and financial affairs.

SAIC GENERAL MOTORS CORP., LTD AND SUBSIDIARIES
December 31, 2015, 2014 and 2013 (unaudited)
Notes to The Consolidated Financial Statements

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

(i)	Valuation of equity method investments

When events and circumstances warrant, investments accounted for under the cost or equity method of accounting are evaluated for impairment. An impairment charge is recorded whenever a decline in value of an investment below its carrying amount is determined to be other than temporary. In determining if a decline is other than temporary, factors such as the length of time and extent to which the fair value of the investment has been less than the carrying amount of the investment, the near-term and long-term operating and financial prospects of the affiliate and the intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery are considered.

No impairments were recognized for the years ended December 31, 2015, 2014 and 2013.

(j)	Property, plant and equipment, net

Property, plant and equipment are recorded at cost. Major improvements that extend the useful life of property are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred.

The Company's depreciation method is summarized in the following table:

Category	Depreciation method	Estimated useful lives

Buildings	Straight-line	25 years
Furniture, fixtures and equipment	Straight-line	3 to 5 years
Machinery	Straight-line	5 to 20 years
Toolings other than
non-powertrain tools	Straight-line	5 years
Non-powertrain special tools	Accelerated depreciation	5 years

The Company assumes no salvage value on its computation of depreciation.

The Company's policy is to review the estimated useful lives of fixed assets on an annual basis. Upon retirement or disposal of property, plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in cost of sales.

(k)	Intangible assets

Intangible assets include technology licenses and are amortized on a straight-line basis over the shorter of the life of license or the planned life-cycle of the vehicles or products associated with the license, ranging from three to ten years.

SAIC GENERAL MOTORS CORP., LTD AND SUBSIDIARIES
December 31, 2015, 2014 and 2013 (unaudited)
Notes to The Consolidated Financial Statements

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

(l)	Impairment of long-lived assets

Long-lived assets and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When events and circumstances warrant, the Company evaluates the carrying value of long-lived assets to be held and used in the business, other than goodwill. If the carrying value of a long-lived asset group is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair value for assets to be held and used. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Long-lived assets to be disposed of other than by sale are considered held for use until disposition.

(m)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of net assets acquired. Goodwill and intangible assets acquired in a business combination that are determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually. The Company completes a two-step goodwill impairment test, at the same time every year, and when an event occurs or circumstances change such that it is reasonably possible that impairment may exist. The first step of the impairment test requires the identification of our reporting units and comparison of the fair value of each of these reporting units to their respective carrying value. The fair values of the reporting units are determined based on valuation techniques using the best information that is available, such as discounted cash flow projections. If the carrying value is less than the fair value, no impairment exists and the second step is not performed. If the carrying value is higher than the fair value, there is an indication that impairment may exist and the second step must be performed to compute the amount of the impairment. In the second step, the impairment is computed by estimating the fair values of all recognized and unrecognized assets and liabilities of the reporting unit and comparing the implied fair value of the reporting unit's goodwill with the carrying amount of that unit's goodwill. The annual impairment tests are performed in the fourth quarter of each year.

No impairments were recognized in the years ended December 31, 2015, 2014 and 2013.

(n)	Prepaid land use rights

All land in China is owned by the government, who, according to the laws, may sell the right to use the land for a specified period of time. Prepaid land use rights are amortized on a straight-line method over the effective period of land use rights.

(o)	Revenue recognition

Automotive sales consist primarily of revenue generated from the sale of vehicles. Vehicle sales are recorded when title and risks and rewards of ownership have passed to our customers.

SAIC GENERAL MOTORS CORP., LTD AND SUBSIDIARIES
December 31, 2015, 2014 and 2013 (unaudited)
Notes to The Consolidated Financial Statements

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

(p)	Sales and Sales-Related Taxes

The Company collects and remits taxes assessed by different governmental authorities that are both imposed on and concurrent with a revenue-producing transaction between the Company and its customers.  These taxes mainly include the consumption taxes of RMB 8,986,941,822, RMB 9,450,509,601 and RMB 8,625,001,651 for the years ended December 31, 2015, 2014 and 2013, respectively. Effective January 1, 2015, we changed our accounting policy to present revenue on a net basis (excluding consumption taxes from revenues) in the consolidated statements of income. We believe this accounting policy is preferable because it is a better presentation of the Company’s revenue. We have retroactively applied this change in accounting policy to all prior period amounts.

(q)	Research and development costs

Research and development costs are expensed when incurred. Expenditures for research activities relating to product development and improvement are charged to expense as incurred. Such expenditures amounted to RMB 3,771,754,277, RMB 3,442,856,072 and RMB 3,270,150,001 for the years ended December 31, 2015, 2014 and 2013, respectively.

(r)	Government grants

The Company receives grants from the government mainly to support infrastructure construction and capital expenditures. Such grants are deferred and are generally refundable to the extent the Company does not utilize the funds for qualifying expenditures. Once earned, the Company records the grants as a contra amount to the assets and amortizes such amount over the useful lives of the related assets as a reduction to depreciation expense. For grants received not relating to infrastructure construction and capital expenditures, they are recorded as a reduction of expenses according to the nature.

(s)	Income taxes

The Company uses the asset and liability method in accounting for income taxes. Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, using the statutory tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date under the law. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such asset will be realized.

SAIC GENERAL MOTORS CORP., LTD AND SUBSIDIARIES
December 31, 2015, 2014 and 2013 (unaudited)
Notes to The Consolidated Financial Statements

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

(t)	Restricted reserves

Pursuant to laws applicable to entities incorporated in the PRC, the Company and its subsidiaries must make appropriations from after-tax profit to a surplus reserve fund, enterprise expansion fund and staff welfare fund.  The amount allocated to each of these funds is at the discretion of the Company’s board of directors. For the year ended December 31, 2015, appropriation of 0.5%, 0.5% and 1% of after-tax profit has been made to surplus reserve fund, enterprise expansion fund and staff welfare fund, respectively (2014 and 2013: 1% for each fund). The surplus reserve fund can only be used to increase the registered capital and eliminate future losses of the respective companies under PRC regulations.  The enterprise expansion fund was RMB 1,479,953,772 and RMB 1,378,164,717 as of December 31, 2015 and 2014 respectively, and the surplus reserve fund was RMB 1,489,279,845 and RMB 1,387,490,790 as of December 31, 2015 and 2014 respectively.  During the years ended December 31, 2015, 2014 and 2013, the Company contributed RMB 234,557,894, RMB 206,506,851 and RMB 163,148,647 to the staff welfare fund, all of which was recorded in general and administrative expenses.  In addition, due to the restrictions on the distribution of statutory capital from the Company, statutory capital of RMB8,802,006,138 at December 31, 2015 and 2014 is considered restricted.

(u)	Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

The Company places cash and cash equivalents with financial institutions with high credit ratings and quality.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from the customers. The Company has no significant credit risk associated with accounts receivable.

(v)	Recently issued accounting standards

In 2015 we adopted ASU 2015-02, “Amendments to the Consolidation Analysis” (ASU 2015-02), which is effective for annual reporting periods beginning on or after December 15, 2015, with early adoption permitted. ASU 2015-02 requires us to reassess whether certain entities should be consolidated. The adoption of ASU 2015-02 did not have a material impact on our consolidated financial statements.

SAIC GENERAL MOTORS CORP., LTD AND SUBSIDIARIES
December 31, 2015, 2014 and 2013 (unaudited)
Notes to The Consolidated Financial Statements

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

(w)	Accounting Standards Not Yet Adopted

In November 2015 the Financial Accounting Standards Board (FASB) issued ASU 2015-17, “Balance Sheet Classification of Deferred Taxes” (ASU 2015-17), which changes how deferred taxes are classified on our balance sheets and is effective for financial statements issued for annual periods beginning after December 15, 2016, with early adoption allowed. ASU 2015-17 requires all deferred tax assets and liabilities to be classified as non-current. Upon adoption, we anticipate reclassifying deferred income taxes of approximately RMB 1,005 million currently classified primarily within total current assets to total non-current assets.

In May 2014 the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (ASU 2014-09), which requires us to recognize revenue when a customer obtains control rather than when companies have transferred substantially all risks and rewards of a good or service and requires expanded disclosures. ASU 2014-09 was originally effective for annual reporting periods beginning on or after December 15, 2016 and interim periods therein. In August 2015 the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning on or after December 15, 2017 while also providing for early adoption as of the original effective date. We anticipate that ASU 2014-09 will accelerate the timing of the recognition of certain sales incentives previously recognized upon program announcement pursuant to current guidance. We continue to assess the overall impact the adoption of ASU 2014-09 will have on our consolidated financial statements.

2.    INVENTORIES

The following table summarizes the components of inventory (in RMB).

	Balance at December 31
	2015	2014

Productive material and supplies	5,102,815,152	4,969,637,350
Work in process and semi-products	543,062,743	294,188,707
Finished product, including service parts	122,025,733	513,984,879

Total inventories	5,767,903,628	5,777,810,936

3.    EQUITY IN NET ASSETS OF NONCONSOLIDATED AFFLIATES

The Company has direct ownership interests in SAIC-GMAC Automotive Finance Co., Ltd. (“SAIC-GMAC"), Shanghai OnStar Telematics Company Limited ("Shanghai OnStar") and Shanghai Chengxin Used Car Operation and Management Company Limited ("Chengxin") of 20%, 20% and 33%, respectively, as of December 31, 2015 and 2014.

SAIC GENERAL MOTORS CORP., LTD AND SUBSIDIARIES
December 31, 2015, 2014 and 2013 (unaudited)
Notes to The Consolidated Financial Statements

4.    PROPERTY, NET

Property, plant and equipment

The following table summarizes the components of property, plant and equipment (in RMB).

	Balance at December 31
	2015	2014

Buildings	9,387,462,782	7,170,651,263
Machinery	31,164,652,691	25,453,257,831
Furniture, fixtures and equipment	1,393,592,627	1,207,740,050
Tooling	21,381,291,972	18,168,895,414
Total	63,327,000,072	52,000,544,558

Accumulated depreciation	(32,495,296,047)	(27,885,375,575)

Subtotal	30,831,704,025	24,115,168,983
Construction in progress	7,348,789,999	8,925,756,749

Total property, net	38,180,494,024	33,040,925,732

For the years ended December 31, 2015, 2014 and 2013, depreciation expense was RMB 5,549,988,627, RMB 3,889,243,783 and RMB 3,376,619,276, of which about 98%, 95% and 89% were charged to cost of sales and 2%, 5% and 11% to selling, general and administrative expenses for the years ended December 31, 2015, 2014 and 2013, respectively.

Capital lease

Property, plant, and equipment include assets acquired under capital leases.

At the end of December 31, 2015, the leased property had a gross value of RMB 53,600,269 and accumulated depreciation of RMB 37,520,188. Future minimum lease payment under capital leases are as follows (In RMB):

Year ended December 31:

2016	5,514,600
2017	5,514,600
2018	5,514,600
2019	5,514,600
2020	5,514,600
2021 and after	7,352,790
Total minimum lease payments	34,925,790
Unrecognised finance costs	(7,698,968)
Finance lease payables	27,226,822
Comprising:
Finance lease payments due within one year	3,449,027
Finance lease payments due after one year	23,777,795

SAIC GENERAL MOTORS CORP., LTD AND SUBSIDIARIES
December 31, 2015, 2014 and 2013 (unaudited)
Notes to The Consolidated Financial Statements

5.    INTANGIBLE ASSETS

Intangible assets include technology license fees, summarized as follows (in RMB).

	Balance at December 31
	2015	2014
Technology license fee - gross	4,746,979,177	4,324,443,031
Accumulated amortization	(1,576,356,865)	(1,505,129,073)
Technology license fee - net	3,170,622,312	2,819,313,958

6.    FAIR VALUE MEASUREMENT

Fair value measurements on a recurring basis

The Company measures money market fund at fair value on a recurring basis using quoted prices in active markets for identical assets (Level 1). The carrying amounts are RMB 1,492,894,524 and RMB 1,491,036,452 as of December 31, 2015 and 2014 respectively, which approximates its fair values.

7.    INCOME TAX

Income tax expense is summarized as follows (in RMB):

	Year ended December 31
	2015	2014	2013
Current tax expense	6,142,993,992	5,666,930,170	4,294,652,238
Deferred tax expense (benefit)	(261,643,536)	(530,482,621)	(142,127,053)
Total income tax expense	5,881,350,456	5,136,447,549	4,152,525,185

A reconciliation of the provision for income taxes with amounts determined by applying the statutory income tax rate to income before income tax is as follows (in RMB).

SAIC GENERAL MOTORS CORP., LTD AND SUBSIDIARIES
December 31, 2015, 2014 and 2013 (unaudited)
Notes to The Consolidated Financial Statements

7.    INCOME TAX - continued

	Year ended December 31
	2015	2014	2013
Statutory income tax rate	25%	25%	25%
Computed tax at the statutory tax rate	6,340,769,138	5,691,498,859	4,462,114,189
Effect of expenses that are not deductible
for tax purposes	71,679,519	53,734,139	52,703,341
Effect of non-taxable income	(123,514,282)	(107,605,649)	(102,048,190)
Effect of expenses adjustable
for tax purpose	(407,583,919)	(501,179,800)	(260,244,155)

Income tax expense	5,881,350,456	5,136,447,549	4,152,525,185

Effective income tax rate	23%	23%	23%

Significant components of the Company's deferred tax assets and liabilities are as follows (in RMB):

	Balance at December 31
	2015	2014
Deferred tax assets:
Provision for impairment loss on fixed
assets and depreciation difference	1,224,652,401	1,018,705,191
Accrued expense and estimated liability	991,038,099	939,233,731
Provision for decline in value of inventories
and accounts receivable	35,732,236	27,685,449
Others	256,708,529	260,993,746
Subtotal	2,508,131,265	2,246,618,117

Deferred tax liabilities:	(498,729)	(629,117)

Deferred tax assets, net	2,507,632,536	2,245,989,000

8.    RELATED PARTY TRANSACTIONS AND BALANCES

Sales to affiliates amounted to RMB 168,477,769,109, RMB 157,556,930,214 and RMB 136,592,717,885 for the years ended December 31, 2015, 2014 and 2013, respectively. Interest income from SAIC-Finance amounted to RMB 152,427,022, RMB 258,420,591 and RMB 291,667,394 for the years ended December 31, 2015, 2014 and 2013, respectively.

SAIC GENERAL MOTORS CORP., LTD AND SUBSIDIARIES
December 31, 2015, 2014 and 2013 (unaudited)
Notes to The Consolidated Financial Statements

9.    COMMITMENTS AND CONTINGENCIES

a) Lease commitments

Future minimum lease payments under non-cancelable operating lease as of December 31, 2015 are:

Within one year	20,137,000
After one year	177,865,000
Total minimum lease payments	198,002,000

b) Capital commitments

As of December 31, 2015, the Company has entered into various firm purchase commitments for the acquisition of long-lived assets, which have not been recognized in the financial statements, totalling RMB 13,246,787,000 (2014: RMB 12,399,163,000).

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